Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The consolidated ratios of fixed charges to earnings for each of the years indicated are as follows:

	Six Months Ended June 30,		For the Twelve Months Ended December 31,
(dollars in thousands)	2015	2014	2014	2013		2012	2011	2010
Earnings:
Income before income taxes	$23,977	$21,886	$42,848	$37,030		$32,217	$29,144	$13,490
Plus: interest expense	3,882	2,937	6,078	5,427		8,587	11,661	12,646
Plus: estimate of interest within rental expense[1]	879	548	1,101	1,128		903	736	825
Earnings including interest on deposits	$28,738	$25,371	$50,027	$43,585		$41,707	$41,541	$26,961
Less interest on deposits	2,090	1,402	2,897	2,758	#	4,032	5,788	6,101
Earnings excluding interest on deposits	$26,648	$23,969	$47,130	$40,827		$37,675	$35,753	$20,860

Fixed charges (pre-tax):
Fixed charges including interest on deposits	$4,761	$3,485	$7,179	$6,555		$9,490	$12,397	$13,471
Less: interest on deposits	2,090	1,402	2,897	2,758		4,032	5,788	6,101
Fixed charges excluding interest on deposits	$2,671	$2,083	$4,282	$3,797		$5,458	$6,609	$7,370

Ratio of Earnings to Fixed Charges:
Excluding interest on deposits	10.0	11.5	11.0	10.8		6.9	5.4	2.8
Including interest on deposits	6.0	7.3	7.0	6.6		4.4	3.4	2.0

1 interest expense within rental expense is estimated at 1/3 of rental expense